SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of July, 2003

Commission File Number 000-19865

                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                X         Form 40-F

                          ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No  X
                     ------------------                ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




Documents Included as Part of this Report

No.                   Document

1. Material Change Report dated July 10, 2003 concerning the cessation of trading of Cedara's common shares on the Nasdaq.

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                                                            Document No. 1

                            MATERIAL CHANGE REPORT
                                  PURSUANT TO
            Section 85(1) of the Securities Act (British Columbia)
                Section 146(1) of the Securities Act (Alberta)
           Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                 Section 75(2) of the Securities Act (Ontario)
               Section 81(2) of the Securities Act (Nova Scotia)
     Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.       REPORTING ISSUER

         Cedara Software Corp. ("Cedara")
         6509 Airport Road
         Mississauga, Ontario L4V 1S7

2.       DATE OF MATERIAL CHANGE

         July 3, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by Cedara on July 3, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         On July 3, 2003, Cedara announced that it has not been able to meet the minimum shareholders' equity requirement established in the Nasdaq Listing Qualifications Panel decision issued on May 8, 2003, and as a result, Cedara's common shares will no longer trade on Nasdaq effective with the opening of business on July 7, 2003.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On July 3, 2003, Cedara announced that it has not been able to meet the minimum shareholders' equity requirement established in the Nasdaq Listing Qualifications Panel decision issued on May 8, 2003, and as a result, Cedara's common shares will no longer trade on Nasdaq effective with the opening of business on July 7, 2003. Cedara's listing on the Toronto Stock Exchange, where the overwhelming majority of Cedara's shares have historically traded, remains unaffected by this development. In addition, Cedara's shares are immediately eligible to trade on the OTC Bulletin Board in the United States under the symbol "CDSW".

         Cedara has worked diligently over the last several months to investigate a number of options that would address the shareholders' equity requirement for maintenance of the Nasdaq listing. After careful consideration, Cedara's board of directors concluded that it would not be in the best interests of Cedara's shareholders to pursue these options at this time.

         As circumstances evolve, the benefits of a Nasdaq listing may be revisited.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Fraser Sinclair of Cedara, who is knowledgeable about the details of the material change and may be contacted at
         (905) 672-2100.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


         DATED at Mississauga, Ontario this 10th day of July, 2003.


                                           CEDARA SOFTWARE CORP.

                                           By: ("Signed") Fraser Sinclair
                                               Fraser Sinclair
                                               Chief Financial Officer &
                                               Corporate Secretary
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                                 Appendix "A"

    Cedara Software Corp. (TSX:CDE/Nasdaq:CDSWC) Announces that effective
            July 7, 2003 its shares will no longer trade on Nasdaq

    TORONTO, July 3 /CNW/ - Cedara Software Corp. today announced that it has not been able to meet the minimum shareholders' equity requirement established in the Nasdaq Listing Qualifications Panel decision issued on May 8, 2003. As a result, Cedara's common shares will no longer trade on Nasdaq effective with the opening of business on July 7, 2003.
    The Company's listing on the Toronto Stock Exchange, where the overwhelming majority of the Company's shares have historically traded,remains unaffected by this development. In addition, the Company's shares are immediately eligible to trade on the OTC Bulletin Board in the United States under the symbol "CDSW".
    Cedara has worked diligently over the last several months to investigate a number of options that would address the shareholders' equity requirement for maintenance of the Nasdaq listing. After careful consideration, the Company's board of directors concluded that it would not be in the best interests of the Company's shareholders to pursue these options at this time.
   As circumstances evolve, the benefits of a Nasdaq listing may be revisited.

   About Cedara Software Corp.
   Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications Systems
(PACS) technology has been installed globally in over 4,300 workstations. Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

For further information: Fraser Sinclair, Chief Financial Officer & Corporate Secretary, Cedara Software Corp., Tel. (905) 672-2100;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.


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                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2003


                                              CEDARA SOFTWARE CORP.


                                              By:  /s/ Brian Pedlar
                                                 -----------------------
                                              Brian Pedlar
                                              Director, Finance & Administration